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Exhibit D-6

                    UNITED STATES OF AMERICA 91 FERC & 61,046
                      FEDERAL ENERGY REGULATORY COMMISSION


Before Commissioners:  James J. Hoecker, Chairman;
                       William L. Massey, Linda Breathitt,
                       and Curt Hebert, Jr.


Delmarva Power & Light Company
Atlantic City Electric Company                            Docket No. EC00-40-000
DPL REIT, Inc. and
Conectiv Atlantic Generation, LLC


                        ORDER AUTHORIZING DISPOSITION OF
                            JURISDICTIONAL FACILITIES

                             (Issued April 13, 2000)

         On December 17, 1999, Delmarva Power & Light Company (Delmarva), Atlantic City Electric Company (Atlantic), DPL REIT, Inc. (CDG) and Conectiv Atlantic Generation, LLC (CAG) (collectively, Applicants) filed a joint application under section 203 of the Federal Power Act (FPA) (Applicants' Filing) requesting that the Commission authorize Delmarva to transfer certain jurisdictional facilities to CDG, and Atlantic to transfer certain jurisdictional facilities to CAG. The jurisdictional facilities in both cases include generation step-up transformers, radial lines and other related facilities that are appurtenant to certain generators which Delmarva and Atlantic are also transferring to CDG and CAG, respectively.(1) As discussed below, we will approve the proposed transfers of jurisdictional facilities as being consistent with the public interest.

I.       Background

         A.       Description of the Parties and Other Affiliates


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         (1) Applicants' Filing at p. 9.
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         Delmarva and Atlantic are subsidiaries of Conectiv. Conectiv is a registered public utility holding company under the Public Utility Holding Company Act. Delmarva and Atlantic presently are vertically integrated public utilities and own and operate generation, transmission and distribution facilities. Delmarva serves wholesale and retail customers in Delaware, Maryland and Virginia, and Atlantic serves retail customers in New Jersey. CDG and CAG are subsidiaries of Delmarva and Atlantic, respectively. These subsidiaries presently hold no assets and have no current business.

         Other affiliate companies include: 1) ACE REIT, Inc. (ACE REIT), which will hold CAG's common stock; 2) Conectiv Energy Holding Company (CEH), a soon-to-be-incorporated intermediate holding company within the Conectiv family; and 3) Conectiv Energy Supply, Inc. (CESI), a power marketer.

         B.       The Proposed Transaction

         As part of an ongoing reorganization and restructuring of the electric utility industry in the states of Delaware, Maryland, New Jersey and Virginia, Applicants propose to transfer certain generation and jurisdictional assets from Delmarva and Atlantic to CDG and CAG respectively. The aim of the transfer is to allow Delmarva and Atlantic to conduct business primarily as wires companies, and to allow CDG and CAG to conduct business as generation companies.(2) Applicants state that after Delmarva transfers facilities to CDG, Delmarva will declare a capital dividend in the form of CDG common stock, which will be transferred to Conectiv and subsequently to CEH, the intermediate holding company. Atlantic will transfer facilities to CAG, which will temporarily become a wholly owned subsidiary of Atlantic. Atlantic will then transfer its CAG common stock to ACE REIT. Subsequently, Atlantic will cause the transfer of ACE REIT's common stock to Conectiv as a dividend payment, and Conectiv will then transfer that ACE REIT common stock to CEH.(3) At the conclusion of the transaction, CEH will directly own common stock in CDG and indirectly own common stock in CAG. Applicants note that CDG and CAG will sell power under market-based rates.


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         (2) Delmarva owns approximately 2,728 MW of generating capacity, of which it plans to sell 1,312 MW to unaffiliated third parties. Delmarva will transfer the remaining 1,416 MW to its affiliate, CDG. Atlantic owns approximately 1,679 MW of generating capacity and it plans to sell about 1,135 MW to unaffiliated third parties. The balance of 544 MW Atlantic will transfer to its affiliate CAG. Applicants' Filing at pp. 4 - 5.

         (3) Applicants' Filing at p. 6.
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         C.       The Applicants' Statement of the Public Interest

         In their filing, Applicants contend that the transfers of jurisdictional facilities to CDG and CAG satisfy the requirements of the Commission's Merger Policy Statement.(4) First, they claim that the transfers will not adversely impact competition in the relevant product and geographic markets. The transfers will not increase market concentration, since Conectiv through its ownership of Delmarva and Atlantic already controls the assets being transferred to other subsidiaries. Applicants maintain that the transfers will promote competition in the power supply markets through separation of the generation function from the transmission and distribution function.(5)


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         (4) Inquiry Concerning the Commission's Merger Policy Under the Federal
Power Act; Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Stats. & Regs. & 31,044 (1996), order on reconsideration, Order no. 592-A, 62 Fed. Reg. 33,341 91997), 79 FERC & 61,321 (1997) (Merger Policy Statement).

         (5) Applicants' Filing at pp. 12-4.
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         Second, Applicants claim that the transfers will not adversely affect state or federal regulation. As to federal regulation, Applicants commit to follow the Commission's policy regarding the treatment of costs and revenues related to inter-affiliate transactions.(6) They contend that the transfers will not diminish the regulatory authority of the pertinent states, and are consistent with the restructuring policies of those states.(7)




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         (6) Id. at p. 14, fn. 10.

         (7) Applicants' Filing at p. 14.
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         Finally, Applicants maintain that the transfers will not affect materially the rates to wholesale customers. Applicants assert that Atlantic has no wholesale customers; hence, there are no wholesale rates to be affected. Applicants claim that Delmarva serves most of its wholesale customers under fixed demand and energy charges and thus their rates cannot be affected. Applicants note that two of Delmarva's wholesale customers do not have fixed rates, but are served under partial requirements contracts with fuel adjustment clauses (FAC).(8) As to these two wholesale customers, the Town of Seaford, Delaware (Seaford) and the City of Berlin, Maryland (Berlin), Applicants maintain that, because they account for less than one percent of Delmarva's total energy sales, Delmarva has no incentive or ability to pursue a power purchase strategy that targets these two customers. Moreover, Delmarva will either fulfill its obligations to these two customers by open market purchases or by buying power and energy from CDG, CAG or CESI, and in this regard the circumstance post-transfer is not different essentially from the circumstance pre-transfer.(9)

II.      Notice of Filing, Protest, Motions to Intervene and Answer to Motions

         Notice of the application was published in the Federal Register, 64 Fed. Reg. 73,541 (1999), with comments, protests and interventions due on or before January 18, 2000.

         A timely motion to intervene and request for imposition of conditions was filed by the Easton Utilities Commission of Easton, Maryland (Easton Commission). The Easton Commission states that it does not oppose the proposed transfer of facilities but recommends that, if the Commission approves the transfer, the approval be expressly conditioned on the adoption by Delmarva of commitments aimed at maintaining the reliability of electric service on the Delmarva Peninsula and ensuring that the transferred generators, which are located on the Delmarva Peninsula, are not operated so as to increase the Locational Marginal Prices (LMP) at the northern interconnection of that peninsula.(10)


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         (8) According to the application, the partial requirements contracts are scheduled to expire in 2001 and 2003, respectively.

         (9) Applicants' Filing at pp. 15-16.

         (10) Easton Commission's Motion at pp. 7-8.
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         Delaware Municipal Electric Corporation, Inc. (Delaware Municipal)(11)
filed a timely motion to intervene and protest. Delaware Municipal protests the application and claims that the proposed transaction will have a significant impact on the rates charged to Seaford each month for the remaining four years of its longstanding bundled partial requirements contract with Delmarva.(12)




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         (11) Delaware Municipal represents the Delaware Cities and Towns of
Newark, New Castle, Seaford, Milford, Lewes, Smyrna, Clayton, Middleton, and Dover Delaware, but it is not seeking intervenor status for Dover in this proceeding.

         (12) Delaware Municipal's Motion at p. 3.
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         On February 2, 2000, Delmarva filed an answer to the Delaware Municipal and Easton Commission. Delmarva requests that the Commission reject the protests on the ground that the issues raised are either premature or outside of the scope of this proceeding. Delmarva claims that this section 203 proceeding is not the proper proceeding in which to challenge the cost-of-service issues affecting its ratepayers. Delmarva maintains that the contract rates with Seaford resulted from negotiations and are not cost-of-service rates.(13) Delmarva states that if Delaware Municipal is dissatisfied with Seaford's contractual rate, it should file a complaint under section 206 of the FPA.(14) With respect to the allegations raised by the Easton Commission, Delmarva requests that the Commission find the Easton Commission's claim premature because it has no basis to conclude that the transfer of facilities to CDG will result in poorer reliability or an increase in LMP prices.(15)

III.     Discussion

         A.       Procedural Matters

         Under Rule 214 of the Commission's Rules of Practice and Procedure, 18 C.F.R. Section 385.214 (1999), the timely, unopposed motion to intervene of the Easton Commission serves to make the Easton Commission a party. Applicants did oppose in part Delaware Municipal's timely motion to intervene. Applicants argue that those Delaware Municipal


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         (13) Delmarva's Answer at p. 13.

         (14) Id. at p. 4.

         (15) Id. at pp. 13, 15.
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members who have fixed rate contracts cannot possibly be affected by the transfer of assets and therefore have "no standing to intervene and no litigable interest in these proceedings."(16) Delmarva further argues that because none of the Delaware Municipal members has a contract with Atlantic, they have no litigable interest in the portion of this proceeding that involves the transfer of Atlantic's assets.(17)



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         (16) Delmarva's Answer at p. 3.

         (17) Id.
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         As in a recently decided case, we disagree with Delmarva.(18) Further, the partial requirements contracts between the eight municipals and Conectiv, the parent of both Delmarva and Atlantic, themselves provide sufficient interest to support intervention in this proceeding regardless of how those contracts affect the merits of the substantive issues involved.(19) Delaware Municipal has standing to be a party to this proceeding.(20)

         We accept Delmarva's Answer to the protests of the Easton Commission and Delaware Municipal because the Answer has assisted our understanding of the matters in this proceeding.

         B.       Standard of Review Under Section 203 of the FPA

         Section 203 (a) of the FPA provides in relevant part:

                  No public utility shall sell, lease, or otherwise dispose of the whole of its facilities subject to the jurisdiction of the Commission, or any part thereof of a value in excess of $50,000, or by any means whatsoever, directly or indirectly, merge or consolidate such facilities or any part thereof with those of any other person, or purchase, acquire, or take any security of any other public utility, without first having secured an order of the Commission authorizing it to do so.

16 U.S.C. Section 824b(a) (1994).

         Under section 203(a), the Commission must approve a proposed jurisdictional transfer if it finds that the transaction "will be consistent with the public interest."(21) In


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         (18) See, Atlantic Electric City Co., et al., 90 FERC & 61,268 (2000)
(involving sales to unaffiliated third parties).

         (19) See, Utility Users League v. Federal Power Commission, 394 F.2d 16, 18 (7 Cir. 1968).

         (20) In its protest and motion to intervene, Delaware Municipal has limited its particular concerns to the Delmarva transfer. Delmarva's request in its Answer that Delaware Municipal be prohibited hereafter from addressing with particularity the Atlantic transfer is thus not ripe for review.

         (21) 16 U.S.C. Section 824b(a) (1994).
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1996, the Commission issued the Merger Policy Statement updating and clarifying its procedures, criteria and policies applicable to such transactions.(22) The Commission has reviewed the application under the criteria discussed in the Commission's Merger Policy Statement. For the reasons discussed below, we find that the proposed transaction is consistent with the public interest. Accordingly, we will approve the proposed transfers of jurisdictional facilities.

         C.       Analysis of the Application

                  1.       Effect on Competition

         As previously noted, the Applicants state that the proposed transfers will have no adverse effect on competition. The Easton Commission and Delaware Municipal do not disagree.

         We agree with Applicants' general assertion that market structure will not be adversely affected by the proposed transfer. The proposed transaction is a transfer of jurisdictional facilities within a family of corporations and will not result in a net loss of competitors from the generation market. Conectiv, through its ownership of Delmarva and Atlantic, presently controls all of the assets being transferred and will continue to control many of those assets after the transfers through its control of CEH, the intermediate holding company. For the foregoing reasons, we find that the proposed transfers will not adversely effect competition.

                  2.       Effect on Rates

         We find that the proposed transfers will not adversely affect wholesale rates. Atlantic does not serve any wholesale customers and thus, has no wholesale rates to be affected.

         As previously noted, Applicants state that Delmarva serves ten wholesale customers under either full or partial requirements contracts, and eight of those customers

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         (22) The criteria of the Merger Policy Statement are discussed infra.
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are under contracts with no FAC and with fixed demand and energy charges.
Applicants maintain that the proposed transaction will have no effect on these fixed rate customers, and Delaware Municipal has not persuaded us to the contrary. As we discuss below, Delaware Municipal focuses on other customers.

         Delaware Municipal focuses its protest on the impact of the Delmarva facilities transfer to CDG on the rates of Berlin and Seaford, both customers with FACs. Delaware Municipal alleges that Applicants have not addressed aspects of the proposed facilities transfer that will have a significant impact on their rates.(23) According to Delaware Municipal, data submitted in support of the proposed facilities transfer highlights several cost issues that show that Berlin and Seaford, under negotiated contracts with Delmarva, are overpaying Delmarva's cost of service and may continue to do so after the facilities transfer. Among other things, Delaware Municipal claims that ratepayers, over the years, have overpaid Delmarva more than $76 million in accumulated depreciation, deferred income taxes and accumulated deferred ITC.(24) Delaware Municipal also contends that the Delmarva ratepayers continue to pay excessive amounts for the investment in the generating plants to be transferred. Delaware Municipal further alleges that as a result of the proposed transaction there will be a reduction of approximately $69 million in deferred income taxes, property taxes, operation and maintenance expenses, fuel inventories, materials and supplies, and cash working capital. Delaware Municipal believes that if Seaford is to be charged market energy prices in the post transaction period, its annual demand charges should be significantly reduced to reflect the asset transfer.(25)


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         (23) Delaware Municipal's Motion at pp. 4-6.

         (24) Id. at pp. 5 - 6.

         (25) Delaware Municipal's Motion at p. 5.
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         Delaware Municipal requests that the Commission order Delmarva to: (1)
file cost-of-service data to reflect the impact of the proposed transaction on Seaford's overall rate; (2) order a reduction in Seaford's demand charge on an annual basis for each year of the remaining term of the contract; and (3) require Delmarva to provide Seaford with an adequate hold harmless protection.
(26)




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         (26) Delaware Municipal's Motion at pp. 6-7.
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         We deny Delaware Municipal's requests for the following reasons.(27)
First, we find that Seaford's allegation regarding inadequate ratepayer protection is without merit. We note that, recently, in a divestiture application involving the disposition of certain nuclear generating units,(28) we found that Delmarva had provided Seaford and Berlin with ratepayer protection that allows Seaford to terminate its contract and purchase power from other market participants. Second, if Delaware Municipal believes the rates are unjust and unreasonable, it should file a section 206 complaint with the Commission. In the past we have found it beyond the scope of a divestiture proceeding to address the rate concerns Delmarva Municipal has raised.(29) For the foregoing reasons, we conclude that the proposed transaction will not have an adverse affect on rates.(30)

                  3.       Effect on Regulation


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         (27) We denied similar requests by Delaware Municipal in our order issued March 17, 2000 in Atlantic City Electric Co., et al. 90 FERC & 61,268
(2000).

         (28) Atlantic Electric Company et al., 90 FERC & 61,268 (March 17,
2000), Mimeo at p. 7.

         (29) See, e.g., Jersey Central Power & Light Co., 87 FERC & 61,014 at 61,039 (1999); Niagara Mohawk, 87 FERC & 61,283 at 62,138 (1999). In the
Niagara Mohawk case, certain intervenors contended that the Commission should condition its approval of an asset divestiture under section 203 of the FPA upon the removal of the costs of generator step-up transformers from the applicant's transmission rates. The Commission denied the request and concluded:

         This is not the appropriate forum to consider whether Niagara Mohawk's transmission rates continue to be just and reasonable. Furthermore, Multiple Intervenors have singled out a specific cost component -- generator step-up costs -- to be removed from Niagara Mohawk's rates. If Multiple Intervenors believe that the overall level of their rates (not just a single component) is excessive, they may file a complaint [footnote omitted] with the Commission.

         (30) We note that the public interest does not require that each element of a transaction benefit every utility or individual that might be affected. Rather "the whole transaction must be considered with the interest of the public." Duquesne Light Company, 88 FERC & 61,248 at 61,792 (1999).
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         As previously noted, Applicants claim that the transfers will have no adverse effect on state or federal regulation. We agree. The Easton Commission and Delaware Municipal have raised no substantive issues in this regard. Moreover, Applicants have reaffirmed their commitment to follow Commission policy regarding the treatment of costs and revenues related to inter-affiliate transactions. Wholesale sales by CDG and CAG will be subject to the Commission's jurisdiction, as will be any interstate transmission service provided by Delmarva and Atlantic. Further, the transaction does not impair the ability of the pertinent states to exercise their regulatory authority regarding the Applicants. No state commission has intervened and argued to the contrary.

         D.       The Easton Commission's Issues

         As previously noted, while the Easton Commission does not oppose the proposed transfer of jurisdictional facilities, it is concerned that the transaction will have the potential to adversely affect the reliability of electric service on the Delmarva Peninsula. The Easton Commission also is concerned that the Delmarva generating facilities will be operated in a manner that increases the Locational Marginal Prices (LMP) to which the on-Peninsula transmission customers may be subject during periods of system congestion.

         The Easton Commission has not substantiated its concern regarding the reliability of the Delmarva on-Peninsula transmission system. We find that the proposed transaction is simply a transfer within a family of corporations and has no material effect on the reliability of the transmission system. The PJM-ISO has operational control of Delmarva's transmission system and is responsible for maintaining PJM system reliability, including the portion of the system that is on the Delmarva Peninsula. (31) Accordingly, we find that adequate procedures are in place to ensure reliability in the PJM control area, including on the Delmarva Peninsula.

         With respect to the Easton Commission's concern regarding the potential increase in LMPs to which on-Peninsula transmission customers may be subject, that concern is premature. We find that there are no pre-existing circumstances that indicate the new owners will have either the ability or incentive to influence the LMP prices on the Delmarva Peninsula. In addition, the Easton Commission has provided no supporting documentation to indicate the likelihood of this increase occurring as a result of this transaction. We conclude, contrary to the Easton Commission's suggestions, that the


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         (31) Pennsylvania-New Jersey-Maryland Interconnection LLC (PJM), 81
FERC & 61,257 (1997).
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proposed transaction will not have an adverse affect on rates and is consistent with the public interest.

The Commission orders:

         (A) The proposed dispositions of Delmarva's and Atlantic's jurisdictional facilities are hereby approved, as discussed in the body of this order.

         (B) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders and to place further conditions on the transaction as appropriate.

         (C) The foregoing authorization is without prejudice to the authority of this Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of costs, or any other matter whatsoever now pending or which may come before this Commission.

         (D) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

         (E) The Applicants are hereby directed to notify the Commission when the transaction is completed, within 10 days of its completion.

By the Commission.

( S E A L )



                                                  David P. Boergers,
                                                     Secretary.